Exhibit 99.1

Pembina Pipeline Corporation to Acquire Kinder Morgan Canada and the Cochin Pipeline for $4.35 Billion and Increase Dividend

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") and adjusted cash flow from operating activities per share ("adjusted cash flow per share"), which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about these metrics, see "Non-GAAP Measures" herein.

CALGARY, Aug. 21, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has entered into agreements pursuant to which it will acquire Kinder Morgan Canada Limited (TSX: KML) ("Kinder Morgan Canada" or "KML") (the "Corporate Acquisition") and the U.S. portion of the Cochin Pipeline system ("Cochin US") from Kinder Morgan, Inc. ("KMI") (the "Cochin US Acquisition") for a total purchase price of approximately $4.35 billion (the "Transaction").  The Transaction values Kinder Morgan Canada at approximately $2.3 billion, or $15.02 per share, based on an all-share exchange ratio of 0.3068 of a common share of Pembina per KML security and Pembina's 30-day volume weighted average price on the date hereof; and Cochin US at approximately $2.05 billion for cash consideration.

Subject to closing of the Transaction, Pembina's board of directors has also approved a $0.01 per common share, or approximately five percent, increase to its monthly common share dividend rate.

Through the Transaction, Pembina will acquire strategically located assets including the Cochin Pipeline System, the Edmonton storage and terminal business and Vancouver Wharves, a bulk storage and export/import business. Upon closing, the Transaction immediately provides Pembina with well-established business platforms and substantial opportunities for growth.

High Quality, Integrated Assets

The Cochin mainline system ("Cochin") represents a fully contracted cross-border pipeline system that is highly strategic as it connects Pembina's Channahon, Bakken and Edmonton area assets and is connected to markets in Mont Belvieu, Conway and Edmonton. Further, there is future potential to connect the eastern leg of the Cochin Pipeline System to Pembina's assets and markets in Sarnia, Ontario.

As well, the Corporate Acquisition includes a significant crude oil storage and terminalling business in Western Canada's key energy complex, which connects Pembina's conventional and oilsands pipelines to all major export pipelines, providing increased flexibility and greater egress options to customers.

Finally, there is potential for further integration of Vancouver Wharves assets into the Pembina value chain.

Strong Commercial Platform

The assets to be acquired under the Transaction are predominantly supported by long-term, fee-for-service, take-or-pay contracts, which are underpinned by investment grade counterparties.  The Transaction strengthens Pembina's financial guardrails and hence Pembina as a whole.

Enhanced Diversification and Future Growth

The Transaction enhances Pembina's basin, currency and market diversification with approximately 50 percent of acquired adjusted EBITDA being denominated in U.S. dollars and the Cochin Pipeline System's connections into premium quality condensate supply in the Chicago area. Further, Pembina believes there is meaningful upside available from currently identified capital projects, as well as further integration with Pembina's existing businesses.

Positive Financial Impact

The Transaction will be immediately accretive to adjusted cash flow per share and increases the Company's fee-for-service and take-or-pay component of adjusted EBITDA.

The assets being acquired in the Transaction are expected to generate adjusted EBITDA of approximately $350 million in 2019. Through the integration of these assets with the Company's existing businesses, Pembina estimates that incremental run-rate adjusted EBITDA of $50 million can be realized within five years with nominal capital investment.  In addition, Pembina expects the assets could generate an additional $50 million of run-rate adjusted EBITDA through expansion opportunities.

"This acquisition is highly strategic for Pembina, providing enhanced integration with our existing franchise, entrance into exciting new businesses and clear visibility to creating long-term value for our shareholders," said Mick Dilger, Pembina's President and Chief Executive Officer. "It represents an ideal opportunity to continue building on our low-risk, long-term, fee-for-service business model while extending our reach into the U.S. through a highly desirable cross-border pipeline.  Further, it will enhance our diversification as well as Pembina's customer service offering as a leading provider of integrated services to hydrocarbon producers in Western Canada," added Mr. Dilger.

"This transaction strengthens the quality of Pembina's adjusted EBITDA, is accretive to adjusted cash flow per share and fits squarely within Pembina's financial guardrails.  Combined, these factors give us confidence to increase our dividend by approximately five percent upon close of the Transaction," stated Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer.

Overview of Acquired Assets

The Transaction represents a unique opportunity for Pembina to acquire 100 percent of Cochin, which is one of two significant cross-border condensate import pipelines.  Cochin, which spans 2,900 km from Chicago, Illinois to Fort Saskatchewan, Alberta, has a design capacity of up to 110,000 barrels per day and is primarily underpinned by long term, take-or-pay commitments with investment grade counterparties.  Cochin complements Pembina's existing condensate infrastructure in Western Canada and extends the Company's reach into the U.S., with the potential to provide Pembina and its customers improved market access and tremendous long-term optionality. Cochin has operated both as a condensate import system, and previous thereto, as a propane export system.

The Transaction also provides Pembina enhanced diversification and an entrance into a new franchise opportunity through a significant crude oil storage terminalling business (the "Storage Business") strategically located in the core of the Edmonton area crude oil complex and underpinned by long-term, fee-based contracts with investment grade counterparties.  With 10 million barrels (net) of storage capacity, excellent inbound and outbound connectivity and strong industry fundamentals associated with crude oil storage, Pembina views these assets as highly attractive in the current environment.  The Storage Business also has a strong strategic alignment with Pembina's existing conventional and oil sands pipelines and marketing businesses. The Storage Business also includes direct connectivity to two rail terminals, ownership in which is included in the Transaction.

The Transaction also includes Vancouver Wharves, a critically important commodity export and import business in the Port of Vancouver, Canada's largest port. Vancouver Wharves is a 125 acre bulk marine terminal facility, which transfers over four million tonnes of bulk cargo annually and is supported by fee-based contracts with creditworthy counterparties and is competitively positioned as the facility-of-choice for key agricultural, mining, and petroleum product customers. Pembina has identified a number of expansion possibilities at Vancouver Wharves which would further integrate these assets into Pembina's value chain, help improve customer netbacks and attract additional volumes to Pembina's existing asset base.

Summary of Corporate Acquisition Terms

Under the terms of the arrangement agreement governing the Corporate Acquisition, Pembina will acquire all of the issued and outstanding restricted voting shares (the "Restricted Voting Shares") and special voting shares (the "Special Voting Shares") of Kinder Morgan Canada and all of the class B units (the "Class B Units") of Kinder Morgan Canada Limited Partnership by way of a plan of arrangement under the Business Corporations Act (Alberta). Pembina is offering to acquire each of the outstanding Restricted Voting Shares and each Class B Unit in exchange for 0.3068 of a common share of Pembina, which represents a 32 percent premium, based on Pembina and Kinder Morgan Canada's 30-day volume weighted average prices of $48.96 and $11.37, respectively, on the date hereof.  The Corporate Acquisition is valued at approximately $2.3 billion including the assumption of Kinder Morgan Canada's preferred shares and outstanding net debt.

The Corporate Acquisition is subject to approval of: (a) at least 66 2/3 percent of holders of Restricted Voting Shares and Special Voting Shares, voting together as a single class; and (b) a majority of holders of Restricted Voting Shares, in each case present in person or by proxy at a special meeting of the holders of Restricted Voting Shares and Special Voting Shares to be called to consider the Corporate Acquisition, approval of the Court of Queen's Bench of Alberta, certain regulatory approvals in Canada, and other customary conditions.

KMI, who holds all of the Special Voting Shares (an approximate 70 percent of the voting rights of KML) and a corresponding 70 percent economic interest in Kinder Morgan Canada's business and assets (by way of its ownership of all the Class B Units), has entered into a support agreement pursuant to which it has agreed to vote its Special Voting Shares in favor of the Corporate Acquisition. The Corporate Acquisition is also subject to clearance under the Competition Act (Canada) and the Canada Transportation Act.

Summary of Cochin US Acquisition Terms

Under the terms of the purchase and sale agreement, Pembina, through its wholly-owned subsidiary Pembina U.S. Corporation, will acquire all of the outstanding membership interests in Kinder Morgan Cochin LLC, the entity holding Cochin US, for US$1.546 billion in cash, representing approximately $2.05 billion at the prevailing foreign exchange rate. The Cochin US Acquisition is subject to clearance under the HSR Act of 1976.

Additional Transaction Details

The Transaction is cross-conditional on the closing of both the Corporate Acquisition and the Cochin US Acquisition. It has been unanimously approved by the board of directors of the Company and is expected to close in the first half of 2020.

The arrangement agreement in respect of the Corporate Acquisition includes customary provisions relating to non-solicitation, fiduciary outs for Kinder Morgan Canada with respect to financially superior alternate proposals and Pembina's right to match such proposals until the date of the Kinder Morgan Canada shareholders' approval of the Transaction.

The cash consideration associated with the Cochin US Acquisition will be initially funded through the Company's $2.5 billion unsecured credit facility and a new $1 billion committed term facility. Subsequently, Pembina expects to refinance this with the issuance of Medium-Term Notes.

A copy of the arrangement agreement and the purchase and sale agreement with respect to the Transaction will be filed on Pembina's SEDAR profile and will be available for viewing at www.sedar.com.

Conference Call & Webcast

Pembina will host a conference call and webcast to discuss the Transaction on August 21, 2019 at 6:30 am MT (8:30 am ET). A presentation will be available prior to the conference call at http://www.pembina.com/investor-centre/presentations-and-events/.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 1-888-231-8191. A recording of the conference call will be available for replay until August 28, 2019. To access the replay, please dial either 416-849-0833 or 1-855-859-2056 and enter the passcode 1789123.

A live webcast of the call can be accessed on Pembina's website at www.pembina.com or by entering https://event.on24.com/wcc/r/2072903/D4F6EFB84842BCA77DD8DDE5F9735CFA in your web browser. Shortly after the call, an audio archive will be posted on www.pembina.com for 90 days.

Advisors

TD Securities Inc. is acting as exclusive financial advisor to Pembina with respect to the Transaction. TD Securities Inc. has provided a verbal opinion to the Pembina Board of Directors stating that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration payable pursuant to the Transaction is fair, from a financial point of view, to Pembina.  Stikeman Elliott LLP is acting as Canadian legal advisor to Pembina and Latham & Watkins LLP is acting as United States legal advisor to Pembina.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's and Kinder Morgan Canada's current expectations, estimates, projections and assumptions in light of their experience and their perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this press release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the Transaction, including the expected closing date and the anticipated benefits of the Transaction to Pembina securityholders and customers, the expected size and capabilities of the combined company, as well as anticipated synergies (including strategic integration and diversification opportunities and the accretion to cash flow of Pembina); financial results related to growth and expansion opportunities associated with the assets of the combined company; future dividends, including the increase in amount thereof, which may be declared on Pembina's common shares and any future dividend payment date; the ongoing utilization and expansions of and additions to the combined company's business and asset base, growth and growth potential; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the Transaction; the ability of Pembina and Kinder Morgan Canada to satisfy the other conditions to, and to complete, the Transaction; expected financing and refinancing; and expectations regarding the combined company's anticipated credit rating.

These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina have made in respect thereof as at the date of this news release, including: the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner and substantially on the terms described in this press release; that favourable circumstances continue to exist in respect of current operations and current and future growth projects (including the ability to finance operations and such projects on favorable terms), future levels of oil and natural gas development, potential revenue and cash flow enhancement; future cash flows; future expected adjusted EBITDA and expected incremental adjusted EBITDA, with respect to Pembina's future dividends and results: prevailing commodity prices, margins and exchange rates, that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations.

Although Pembina believes that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, which may cause actual performance and financial results to differ materially from the results expressed or implied, including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to integration issues or otherwise and expectations and assumptions concerning, among other things: customer demand for the combined company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and the ability to obtain required regulatory approvals; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's and Kinder Morgan Canada's management's discussion and analysis and annual information form for the year ended December 31, 2018, which can be found at www.sedar.com under respective company's profiles. In addition, the closing of the Transaction may not be completed, or may be delayed if the parties' respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed and disclosed in this press release or at all.

In respect of the forward-looking statements and information concerning the potential increase in Pembina's dividend following completion of the Transaction, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations.  Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

The estimates of adjusted EBITDA set forth in this press release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future oriented financial information contained in this press release about prospective financial performance (including future expected adjusted EBITDA and expected incremental adjusted EBITDA), financial position or cash flows are based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available, and to become available in the future.  These projections contain forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. These projections may also be considered to contain future-oriented financial information or a financial outlook. The actual results of Pembina's operations for any period will likely vary from the amounts set forth in these projections, and such variations may be material. See above for a discussion of the risks that could cause actual results to vary. The future-oriented financial information and financial outlooks contained in this press release have been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook and future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. Pembina and its management believe that the prospective financial information has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

In this news release, Pembina has used the terms adjusted EBITDA and adjusted cash flow per share, which are non-GAAP measures. For more information about these non-GAAP measures, see the" Non-GAAP Measures" section below. The information contained herein with respect to future adjusted EBITDA is to assist investors in understanding the combined company's expected financial results, and this information may not be appropriate for other purposes.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") and adjusted cash flow from operating activities per common share ("adjusted cash flow per share"), which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 06:30e 21-AUG-19